LiveReel Media Corporation
70 York Street, Suite 1610,
Toronto, Ontario M5J 1S9, Canada

January 29, 2016

VIA EDGAR PRIVATE CORRESPONDENCE

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549

Attention:	Melissa Raminpour
Branch Chief
Office of Transportation and Leisure

RE:          LiveReel Media Corporation
Form 20-F for the Fiscal Year Ended June 30, 2015
Filed October 29, 2015
File No. 000-50492

Dear Ms. Raminpour:

LiveReel Media Corporation (the “Company”) acknowledges receipt of your letter dated January 20, 2016.

Further to discussions between our Company legal counsel, Mr. Travis L. Gering, Esq. of the law firm of Wuersch & Gering LLP, and your colleague Ms. Melissa Gilmore, on January 27, 2016, I respectfully advise you on behalf of the Company that we plan to file an amendment to the Company Form 20-F for the fiscal year ended June 30, 2015 to present audited financial statements prepared in accordance with IFRS for each of the three latest financial years and to obtain a revised audit report from our auditor which covers the three years presented to comply with Item 8.A.2 of Form 20-F (the “Amendment”).  We also plan to revise the Management´s Discussion and Analysis accordingly in the Amendment.

As per the discussion between our counsel and Ms. Gilmore, the Company plans to file the Amendment on or before February 26, 2016.  The Company will nonetheless endeavor to file the Amendment earlier if feasible.

In connection with responding to the Staff’s comments, the Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in the filings, (b) Staff comments or changes to disclosure in response to Staff’s comments do not foreclose the Commission from taking any action with respect to the filing, and (c) the Company may not assert Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments to our counsel, Mr. Travis L. Gering, Esq., at 212-509-4723 or via e-mail travis.gering@wg-law.com.

Very truly yours,

/s/ Ashish Kapoor
Ashish Kapoor
Chief Financial Officer